13 February 2020

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the "Company") announces in compliance with the EU Market Abuse Regulation that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares up to the value of £50 million in total between 13 February 2020 and 22 April 2020 (the "Programme"). This follows the successful completion of a £100 million non-discretionary programme on 10 February 2020.  Both programmes are part of the £400 million to be deployed on share buybacks in 2020, as announced on 13 February 2020.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 25 April 2019 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 177.4 million ordinary shares.  Any share purchases effected by the Company will be in accordance with the EU Market Abuse Regulation and Chapter 12 of the Listing Rules.

-ENDS-

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Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724